Exhibit 99.1

CannTrust Announces the Withdrawal of Auditors’ Report

VAUGHAN, ON, August 9, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today announced that the Company’s independent auditor, KPMG LLP, Chartered Professional Accountants (“KPMG”), has informed the Company that effective August 8, 2019, it is withdrawing its report dated March 27, 2019 on the Company’s consolidated financial statements as at and for the year ended December 31, 2018 and its interim report to the Audit Committee dated May 13, 2019 on the unaudited condensed interim consolidated financial statements as at and for the three month period ended March 31, 2019 (collectively, the “KPMG Reports”), and therefore, the KPMG Reports should no longer be relied upon. KPMG remains CannTrust’s independent auditor. The Company’s cooperation with KPMG is being directed by the Company’s Audit Committee and a special committee (the “Special Committee”) of its board of directors which is conducting an ongoing investigation into various matters.

As previously disclosed, Management is of the view that there is significant uncertainty with respect to the potential impact of pending Health Canada decisions on the valuation of the Company’s inventory and biological assets and revenue recognition. Accordingly, CannTrust cautions against any reliance on its consolidated financial statements as at December 31, 2018 and interim consolidated financial statements as at and for the three month period ended March 31, 2019. CannTrust is continuing to cooperate with Health Canada and the impact of the matters being investigated by the Special Committee on CannTrust's financial results is unknown at this time. Further updates, to the extent material, will be provided as they become available.

KPMG’s decision was prompted by the Company’s caution against reliance on its financial statements for the year ended December 31, 2018 and for the three months ended March 31, 2019, as well as the recent sharing with KPMG of newly uncovered information from the Special Committee’s investigation, including information that led to senior leadership changes announced on July 25, 2019. KPMG was not aware of the information recently shared by the Company when it issued the KPMG Reports and had relied upon representations made by individuals who are no longer at the Company.

“We will continue cooperating with our auditor and regulators, and take whatever steps are necessary to restore full trust in the Company’s regulatory compliance. Our medical patients, customers, shareholders and employees deserve nothing less”, said Robert Marcovitch, the Company’s Chief Executive Officer.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre in Vaughan, Ontario. The Company has also purchased 81 acres of land in British Columbia and expects to secure over 240 acres of land in total for low-cost outdoor cultivation which it will use for its extraction-based products.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the expected timeframe and resolution for the completion of Health Canada’s quality product testing and Health Canada’s determinations and decisions with respect to regulatory compliance matters. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: results of Health Canada’s quality product testing, including orders and compliance measures required by Health Canada and their impact on the operations and financial condition of the Company; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.